Exhibit 4.56
EXCLUSIVE RAGNAROK ONLINE 2
AUTHORIZATION TO USE AND DISTRIBUTE SOFTWARE AGREEMENT
THIS EXCLUSIVE RAGNAROK ONLINE 2 AUTHORIZATION TO USE AND DISTRIBUTE SOFTWARE AGREEMENT (hereinafter referred to as “Agreement”) is made and entered into on this 21st day of January, 2008 (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd., a corporation duly organised and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its offices at 825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea (hereinafter to as “Gravity”); and Level Up! Interactive S.A., a corporation duly organized and existing under the laws of the Republic Federative of Brazil (hereinafter referred to as “Brazil”), headquartered at Rua Geraldo Flausino Gomes, no.78, 11th floor, cj. 113 and 114, Brooklin, 04575-060, in the city of Sao Paulo, State of Sao Paulo, enrolled with the Ministry of Finance Tax Registration Number under CNPJ/MF 06.142.151/0001-60 (hereinafter referred to as “Level Up!”).
RECITALS:
WHEREAS, Gravity has developed and owns all rights in computer programs of the online game “Ragnarok Online 2” (“Game”);
WHEREAS, Level Up! desires to enter into an exclusive authorization agreement with Gravity under the mutual terms and conditions specified herein pursuant to which Level Up! will make the Game available to End Users in the Territory specified below; and
WHEREAS, Gravity desires to grant such authorization to Level Up! under the mutual terms and conditions herein below specified.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the Parties hereto agree as follows:
Article 1
Definitions
The terms defined in this Article 1 shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.2	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this

Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.3	“End Users” shall mean the users of the Game through a network game service system established and operated by Level Up! with individually assigned ID Numbers for each End User.

1.4	“Game” shall have the meaning stipulated in the recitals above, including any modified or advanced version of the Game distributed by Gravity for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Gravity shall be clearly excluded from the scope of this Agreement. Game shall also include and mean the Local Version of the Game, as the case may be.

1.5	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Level Up!.

1.6	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game or Technical Information.

1.7	“Local Language” shall mean Portuguese.

1.8	“Local Version of the Game” shall mean the Game provided in the Local Language.

1.9	“Parties” and “Party” shall mean Gravity and Level Up!, collectively, individually, and respectively.

1.10	“Servers” shall mean the servers established, installed and operated by Level Up! within the Territory only for the service of the Game to End Users in the Territory.

1.11	“Gross Sales Amount” shall mean the total sales amount (denominated in Brazilian Real) paid and utilized by End Users for the Game without deducting any tax or distribution commission.

1.12	“Billing System” shall mean the calculation computer program to be installed in necessary units of computers of Level Up! in order to calculate the Gross Sales Amount.

1.13	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.14	“Territory” shall mean Brazil.

1.15	“Closed Beta Test” shall mean the the secured and non-public testing of the beta version of the Local Version of the Game by a select group of End Users prior to the Open Beta Test, which is to be performed by Level Up! in the Territory.

1.16	“Open Beta Test” shall mean the secured testing of the beta version of the Local Version of the Game by the general public for free trial for a limited period of time prior to the Commercial Service Launch Date, which is to be performed by Level Up! in the Territory.

1.17	“Commercial Service Launch Date” shall mean the date when the Local Version of the Game is commercialized in the Territory and Level Up! begins charging End Users directly or indirectly.

1.18	“Reference Bank” shall mean HSBC Bank Brasil S.A., Sao Paulo, Brazil or such other bank designated by the Parties from time to time.
Article 2
Grant of Authorization
2.1	Gravity hereby grants to Level Up!, and Level Up! hereby accepts from Gravity, under the terms and conditions set forth in this Agreement, a non-transferable, sole, exclusive and copyright-bearing authorization within the Territory which shall be irrevocable during the period of this Agreement so long as Level Up! maintains in substantial compliance with the material terms hereof, to do any or all of the following:
(1)	To maintain, operate, promote, market, distribute and commercialize the Game within the Territory, and to grant End Users access to the Game within the Territory;

(2)	To reproduce, in object code form only, and to market, distribute and sell to End Users, the client software in CD-Rom medium format or through the Internet;

(3)	To generate, market, promote, sell and distribute prepaid cards, PINS, credits or other types of load in accordance with market demands; and

(4)	Such other rights necessary or incidental to enable Level Up! to properly and efficiently exercise its rights and perform its obligations under this Agreement.
2.2	Level Up! acknowledges and agrees that it has no rights or claims of any type to the Game except such rights granted by this Agreement, and Level Up! irrevocably waives and releases any claim to title and ownership rights including trade secret and copyright ownership in the Game.

2.3	Unless explicitly approved in writing by Gravity, Level Up! shall have no right to sub-authorize the rights granted under this Article 2.

2.4	Level Up! is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-ROM medium, through the internet and/or any other form, prepaid cards and/or other load distribution method for the local service, provided that Level Up! agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to Level Up!. Level Up! will not knowingly appoint sub-distributors who intend or are likely to resell them outside the Territory.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than the purpose contemplated in this Agreement are strictly prohibited and may result in breach of this Agreement.

2.6	Level Up! shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Level Up! shall be allowed to make Game services available by use of its own available equipment. Gravity shall provide Level Up! detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Gravity, and/or as modified herein pursuant to the terms of this Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Gravity and Level Up! shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Gravity.

2.8	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Gravity. However, Gravity will grant to Level Up! the right of first negotiation for a period of sixty (60) days from Gravity’s decision to do so, for the right to produce and/or sell and distribute in the Territory merchandise relating to the Game, including, but not limited to, character dolls, reproductions of the characters in collaterals, and other similar types of toys, gifts, collectibles, and other types of durable merchandise, as well as such other accessories, under a separate merchandising agreement. Such right of first negotiation shall include the right of Level Up! to match any reasonable and bona fide offer received by Gravity from any third party.
Article 3
Delivery of Game and Localization
3.1	Subject to the terms and conditions of this Agreement, Gravity shall provide Level Up! with its best commercial efforts, assistance and cooperation, including preparation of the Local Version of the Game and providing technical assistance, in order to enable a launch of the beta service and commercial service of the Game in the Territory.

3.2	Gravity shall deliver to Level Up! all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and/or images (the “Localization Materials”) for the Game in the English language as needed for Level Up! to assist Gravity in localizing the Game into the Local Language for the exploitation and commercialization of the Game within the Territory.

3.3	Upon receipt of the Localization Materials, Level Up! shall, at its own expense, perform translation and/or recordings of the Localization Materials into the Local Language to the reasonable satisfaction of Gravity (“Translations”). The Translations shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Level Up! has received the express written consent of Gravity approving such modification.

3.4	In case the Translations or contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene matter or other matter which is unlawful or which will give rise to a criminal or civil cause of action and/or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the End Users in the Territory due to cultural morals and norms, Level Up! shall inform Gravity of such required modifications and the reasons therefore and Gravity shall consent to such modifications so long as such modifications do not materially change the original work and/or concept.

3.5	Approval: Gravity reserves the right to approve the Translations before integration pursuant to Article 3.7 below. Level Up! will submit the Translations to Gravity for review. Gravity shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translations, and Level Up! shall effect any modifications directed by Gravity and, as soon as reasonably practicable, shall re-submit the new Translations for approval by Gravity and the above approval procedure shall be repeated until such items are approved by Gravity.

3.6	Expenses: All costs and expenses arising from the performance of Level Up!’s obligations in this Article 3 shall be borne by Level Up!, including the costs of compensating all translators. Level Up! agrees to obtain from all translators proper written grants of all rights to their works relating to the Game. All costs and expenses arising from the performance of Gravity’s obligations in this Article 3 shall be borne by Gravity.

3.7	Schedule to service: The Korean version of the Game shall be provided to Level Up! no later than ninety (90) days from the date of the open beta test in Korea. The Closed Beta Test of the Game shall commence as soon as reasonable practicable from acceptance by Level Up of the Local Version of the Game and the close beta client CD. Level Up! shall commence the Open Beta Test as soon as reasonable practicable from the date of launch of the Close Beta Test. Level Up! shall launch the commercial service of the Game in the Territory (‘Commercial Service’) as soon as reasonably practicable after the Open Beta Test provided that a) Gravity shall use its best efforts to correct all defects and bugs detected in the Game during the beta service; and b) the Parties mutually agree that the Game is playable on the majority of home PC’s in the Territory. In no event, however, will the Commercial Service Launch Date be later than two (2) years after the commercial service launch date in the Philippines. The Parties agree to cooperate with each other and exert their best efforts to launch the services of the Game. The above target dates for launching the services of the Game may be changed by mutual agreement between the Parties.

3.8	The Game shall be serviced in the Territory only in the manners permitted by Gravity under this Agreement. Level Up! shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Gravity.

3.9	Billing System: Level Up!’s Billing System must be tested, analyzed and approved by Gravity prior to being used in the Game. If Level Up!’s Billing System is considered suitable for the Game by Gravity, such Billing System shall be applied to the Game. If Level Up!’s Billing System has unavoidable or other serious technical conflicts with the Game and may cause serious problem for the Game service, Level Up! shall agree to use a Billing System recommended by Gravity for the purpose to mutually manage the local billing transparently. Upon Level Up!’s request, Gravity shall send its billing account manager to synchronize Level Up!’s Billing System with the Game and expenses incurred for this procedure shall be borne by Level Up!. Level Up! shall approve the real-time access of Gravity to the Billing System under this Agreement.
Article 4
Installation and Technical Support
4.1	Technical Support: During the term of this Agreement, Gravity shall provide Level Up! with installation and maintenance assistance and support as needed and requested by Level Up! sufficient enough to enable Level Up! to provide and maintain high-quality service for the Game. This assistance shall include, but not be limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into the Local Version of the Game, training Level Up!’s personnel in respect of the maintenance and operation of the software for the Game provided that, any and all expenses actually incurred by any engineers dispatched by Gravity at Level Up!’s request to perform the above installation and maintenance assistance in this Section 4.1, including, without limitation, lodging, and other general living expenses incurred during their stay at Level Up!’s premises, shall be borne by Level Up!. However, it is understood that the expenses incurred from the initial setting through the Closed Beta Test shall be borne by Gravity.
4.2	During the term of this Agreement, Gravity shall receive Level Up!’s personnel in its office in Korea for training with respect to the installation and service of the software for the Game and the installation, maintenance and operation of the Servers upon Level Up!’s request. The number of the trainees from Level Up! shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Gravity. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Level Up! shall be borne by Level Up!. Engineers sent by Gravity to Level Up! shall provide training to any local staff if necessary.

4.3	Any further assistance may be rendered by Gravity upon mutual agreement of the Parties during the Term of this Agreement.

4.4	Technical Support Personnel: Gravity agrees to send two (2) technical support personnel to perform maintenance service in Level Up!’s office prior to the commencement of the Closed Beta Test of the Game in the Territory through 1 year after the Commercial Service Launch Date. Level Up! agrees to reimburse Gravity in the actual amount incurred for the following:
•	Annual Salary of US$48,000 for two dispatched Technical Support Personnel, which is a monthly salary of US$2,000 per person. This payment shall be made upon Level Up!’s receipt of Gravity’s written quarterly invoice.

•	Daily allowance of US$40 for each dispatched Technical Support Personnel.

•	Accommodation for the dispatched Technical Support Personnel.

•	Commuting Cost of US$150 per month if the technical support personnel are housed more than reasonable walking distance from the Level Up! office.

•	Traveling Cost including Round-Trip Airfare from Level Up! to Gravity office for dispatched Technical Support Personnel not to exceed two (2) trips per year.

•	Mobile Phone communication charge within the boundary set by Level Up!.

•	Duration of stay for the dispatched Technical Support Personnel shall last until One (1) year after the Commercial Service Launch Date.

•	If necessary, the Parties shall execute a separate agreement governing the technical support personnel in the Territory.
Article 5
Payment and Taxes
5.1	Authorization Copyright Fee

Level Up! shall pay to Gravity a non-recoupable and non-refundable authorization copyright fee (“Authorization Copyright Fee”) in the amount of Four Hundred Thousand United States Dollars (US$400,000) in accordance with the following schedule and subject to the terms of this Agreement:

Within fourteen (14) calendar days of the Effective Date and Level Up!’s receipt of a written invoice in such amount from Gravity, the sum of Fifty Thousand United States Dollars (US$50,000).

Within Fourteen (14) calendar days after the Open Beta Test and Level Up!’s receipt of a written invoice in such amount from Gravity, the sum of Fifty Thousand United States Dollars (US$50,000).

Within Fourteen (14) calendar days after the Commercial Service Launch Date and Level Up!’s receipt of a written invoice in such amount from Gravity, the sum of One Hundred Thousand United States Dollars (US$100,000).

Within Six (6) Months after the Commercial Service Launch Date and Level Up!’s receipt of a written invoice in such amount from Gravity, the sum of Two Hundred Thousand United States Dollars (US$200,000).

5.2	Minimum Guarantee Payment

Level Up! shall pay to Gravity a non-refundable, non-recoupable sum of Six Hundred Thousand United States Dollars (US$600,000) (“the MG Payment”) as a Minimum Guarantee Payment to Gravity until the MG Payment is recovered. Level Up! shall begin making the MG Payment to Gravity within fourteen (14) calendar days from the commercialization of the Game in the Territory as follows:
(1)	USD 600,000 divided into 16(sixteen) equal instalments

(2)	Each instalment of USD 37,500 to be remitted within Fourteen (14) calendar days from the end of each quarter starting from the Commercial Service Launch Date upon Level Up!’s receipt of written invoice from Gravity for such amount
The Copyright Payment described in Section 5.3 shall be recoverable and off-settable against the MG Payment, and shall be deemed as fully paid until the accumulated Copyright Payment calculated pursuant to Section 5.3 exceeds the accumulated MG Payment paid to Gravity. For the avoidance of doubt, Level Up! shall only pay the balance between the accumulated Copyright Payment and the accumulated MG Payment paid to Gravity if the accumulated Copyright Payment at a specific payment date exceeds the accumulated MG Payment that has been paid to Gravity by such payment date.

5.3	Copyright Payment and Report

Upon Level Up!’s receipt of a written invoice from Gravity, Level Up! shall pay to Gravity as Copyright Payments Twenty Five percent (25%) of the Gross Sales Amount paid by End Users during the commercial period of this Agreement. Subject to Article 5.2 above, the Copyright Payment shall be paid by Level Up! on a monthly basis within Twenty (20) days after the end of the applicable month. The Copyright Payment shall be deemed made upon presentation by Level Up! of remittance confirmation or notice to Gravity of payment. Unless Gravity actually receives the remitted amount, the Copyright Payment shall not be deemed to have been paid. Level Up! shall also provide Gravity with a report (“Copyright Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Copyright Report shall contain detailed information concerning the calculation of the Gross Sales Amount for the applicable month.

5.4	Manner of Payment: Any and all payments under this Agreement by Level Up! to Gravity shall be made in US Dollars (USD). The Copyright Payment shall be calculated in Brazilian Real and converted into US Dollars (USD) based on the average foreign exchange rates published by the Reference Bank on the date of remittance. All payments under this Agreement shall be remitted by wire transfer to any bank account designated in writing by Gravity.

5.5	Interest: In the event any payment is not made by Level Up! within the due date described in this Agreement, a default interest at the rate of twelve percent (12%) per annum of the actual amount of the delayed payment shall be applied. For the avoidance of doubt, Gravity’s entitlement to such default interest pursuant to this Section 5.5 shall not affect any of the other rights of Gravity under this Agreement.

5.6	Taxes: Any and all taxes including the sales tax, value added tax, income tax, on any payment to Gravity under this Agreement shall be borne by Level Up!, provided, however, if any government in the Territory requires Level Up! to withhold income or other tax on the payment to Gravity, Level Up! is allowed to withhold such tax though no more than the legally required amount from such payments only if Gravity is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Gravity and Level Up!. In the event that any amount is withheld for the tax payment under this Article 5.6, Level Up! shall promptly inform Gravity of such payment and provide Gravity with a certification issued by the relevant tax authorities with respect to the relevant payment.
Article 6
Report & Audit
6.1	Level Up! shall provide Gravity with all relevant and non-privileged information pertaining to on the development of its business in relation to the Game. Without limiting the generality of the foregoing, Level Up! shall inform Gravity promptly in the event of its launch of the beta service or the commercial service of the Game.

6.2	Level Up! shall provide Gravity with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month in writing on its business activities in relation to the Game, including, but not limited to, the number of End

User, the fees charged by Level Up!, the Gross Sales Amount for the pertinent month, advertising activities and the expenses therefore, complaints received from End Users and market trends in the Territory. The Parties shall mutually agree on the format for this report.

6.3	Both Parties shall keep all of their records, including all contractual, accounting documents, company related documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Gravity may by itself or through an accountant designated by Gravity investigate and audit the accounting documents of Level Up! with respect to the Game upon fourteen (14) days prior written notice to Level Up!. For this purpose, Gravity may request Level Up! to produce relevant documents, and may visit Level Up!’s office and make copies of Level Up!’s documents. Level Up! shall provide all reasonable assistance and co-operation required by Gravity for such investigation and audit at no cost to Level Up!.

6.5	All expenses incurred for such investigation and audit shall be borne by Gravity.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the annual Copyright Payment amount, Level Up! shall bear all expenses for such investigation and audit and shall immediately pay to Gravity the unpaid amount together with a per annum default interest thereon equivalent to 12% percent thereof. In the event of Level Up!’s understatement of the Copyright Payment amount without any justifiable reasons, Gravity shall be entitled to terminate this Agreement pursuant to Section 13.3(b) below.
Article 7
Advertising & Promotion
7.1	Level Up! shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory. Level Up! shall provide Gravity with detailed information on Level Up!’s advertising activities every month in the Monthly Reports as stipulated in Article 6.2. In addition, Level Up! shall provide Gravity with a separate marketing activity report on June 30 and December 31 of each year covering the preceding six (6) month period. Such report shall be made within thirty (30) days after the end of the last month of half year period.

7.2	Gravity shall provide Level Up! with samples of the marketing and promotional materials for the Game that have been or will be produced or on behalf of Gravity during the term of this Agreement. Level Up! shall pattern its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Level Up! by Gravity, and Level Up! shall provide Gravity with samples of the advertising, marketing and promotional materials for the Game produced by Level Up!

no later than seven (7) days before launching of each campaign. Within seven (7) days after the receipt of samples of Level Up!’s advertising, marketing and promotional materials, Gravity shall notify Level Up! in writing of Gravity’s approval or disapproval thereof, or of any changes that Gravity may require Level Up! to make thereto. Gravity’s failure to respond within the said period of seven (7) days after receipt of such samples of advertising material shall be deemed as approval of such advertising materials.

7.3	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Level Up! on the Game (“Advertising Materials”) shall remain exclusively with Gravity, and Level Up! shall not use the Advertising Materials for any purpose other than the promotion, marketing and advertising of the Game permitted under this Agreement.

7.4	Level Up! may provide End Users with free points and free accounts as may be reasonably necessary, at Level Up!’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Gravity. The detailed information on the free points and accounts provided by Level Up! to End Users shall be provided to Gravity on a monthly basis in the Monthly Report as stipulated in Article 6.2.
Article 8
Other Obligations of Level Up!
8.1	Level Up! shall exert its best efforts to supply, distribute and promote the Game in the Territory.

8.2	Level Up! shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Gravity shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stipulated in this Agreement.

8.3	Level Up! shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game, including but not limited to Level Up!’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	Level Up! shall provide its best efforts to protect the Intellectual Property rights of Gravity in the Territory and shall assist Gravity to procure appropriate legal and administrative measures against any and all activities by third parties in the Territory infringing the Game or any of the Intellectual Property rights of Gravity on or in relation to the Game, including without limitation to, the manufacture or sale of counterfeit CDs, manuals, workbooks or other products.

8.5	Level Up! shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Level Up! shall provide a prior written notice to Gravity in the event Level Up! intends to materially change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Level Up! shall indemnify and hold harmless Gravity and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Level Up!’s service, use, promotion, distribution and marketing of the Game provided that Gravity (a) promptly notifies Level Up! of such claim; (b) allows Level Up! to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Level Up! in connection with such claim.

8.8	Upon Gravity’s request, Level Up! shall provide Gravity with suitable office space and office supplies in Level Up!’s office for the auditing activities of Gravity. Access to such office space shall be limited only to persons designated by Gravity. All expenses incurred by Gravity’s employees and auditor dispatched to Level Up!’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees and cost for auditors during their stay at such offices shall be borne and paid by Gravity.

8.9	Level Up! shall not (a) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game, or any part thereof; (c) use, distribute or provide the Game to any third parties, except as authorized in this agreement; (d) distribute or make the Game, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (f) authorize, sub-authorize, distribute or make available the Game to any third party, except as provided in this Agreement; (g) assist any other person or entity in doing any of the foregoing.

8.10	The parties agree that they shall have good faith discussions regarding any future new issuance to 3rd parties of stock by Level Up! International Holdings Pte. Ltd. and Level Up!.
Article 9
Technical Information and Intellectual Property
9.1	Technical Information and Intellectual Property shall be exclusively owned by Gravity, and this Agreement shall not grant Level Up! or permit Level Up! to exercise any right or authorization for or in the Technical Information and Intellectual Property except for the Authorization granted under this Agreement. Level Up! shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical

Information and Intellectual Property of Gravity regardless of the Territory and exploitation area.

9.2	Gravity hereby represents and warrants that Gravity is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and Authorization under this Agreement to Level Up!, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea or any other country.

9.3	Gravity further guarantees and warrants to Level Up! that the Game and the corresponding Technical Information and accompanying Intellectual Property:
a)	shall not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea or any other country;

b)	shall not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or any other country; and

c)	shall not contain any obscene, child pornographic or indecent contents.
9.4	Gravity agrees to indemnify and hold harmless Level Up! from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees and costs of settlement, resulting from the breach by Gravity of its express warranties given herein provided that Level Up! (a) promptly notifies Gravity of such claim; (b) allows Gravity to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Gravity in connection with such claim.

9.5	For the purpose to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, Level Up! shall take all commercially reasonable action, legal or otherwise to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Level Up!’s own cost provided Gravity provides Level Up! will all assistance requested by Level Up! to support such actions.
Article 10
Limitation of Liability
10.1	Except as may be otherwise provided for herein, Gravity makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either Party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort

(including negligence) or otherwise, and whether or not such Party has been advised of the possibility of such damage.

10.3	The aggregate liability of either Party under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Level Up! during the period of six (6) months preceding the first date in which either Party demands damages in writing against the other Party.

10.4	Level Up! shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Level Up! shall indemnify and protect Gravity against any and all claims by End Users due to faults wholly and solely attributable to Level Up! in the event that Level Up! terminates the service of the Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.
Article 11
Confidentiality
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its officers, employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its officers, employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.
Article 12
Term
12.1	This Agreement shall become effective on the Effective Date of this Agreement and shall remain in full force and effect for a period of Three (3) years counted from the Commercial Service Launch Date, unless sooner terminated in accordance herewith.

12.2	No later than Three (3) months prior to the expiration of this Agreement, at Level Up!’s request, Gravity shall allow Level Up! an automatic extension of this Agreement for one year (The First Renewal). Level Up! agrees that the Copyright Payments (as described in Article 5.3) shall be increased from Twenty Five percent (25%) to Twenty Seven Point Five percent (27.5%), however there shall be no authorization extension or other type of fee or payment imposed on or payable by Level Up!

12.3	No later than Three (3) months prior to the expiration of the First Renewal, Gravity shall give Level Up! the first right of negotiation for a period of Ninety (90) days for re-execution of an Authorization Agreement for an additional term of one (1) year (the “Second Renewal”) for the Game. The Second Renewal shall be made based on the concurrent users and revenues of the Game during the time of the negotiation. Conditions of second and ongoing renewal shall be mutually discussed and agreed by both parties based on a 1(one) year term. If no agreement in writing is made between the Parties for renewal or re-execution of a Authorization Agreement during such period, this Agreement shall expire without any further extension or renewal.
Article 13
Termination
13.1	This Agreement may be terminated upon the mutual agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Section 13.3 below.
13.3	Notwithstanding Section 13.2 above, Gravity may immediately terminate this Agreement upon a written notice to Level Up!:
(a)	if Level Up! fails to pay any payments due Gravity including, but not limited to Authorization Fee, MG Payment and/or Copyright Payments, within twenty (20) days after receiving written notice from Gravity for such late payment;

(b)	in the event of a willful, gross understatement by Level Up! of the payments due Gravity without any justifiable reasons, as defined in Article 6.6 above;

(c)	if the commercial service of the Game is not launched in the Territory within the period set forth in Article 3.7, unless such failure has been caused by Gravity or is due to force majeure event as set forth in Article 14;

(d)	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes wholly and solely attributable to Level Up!;

(e)	if the Game in the Territory is provided upon free or unreasonably low price, compared to fair market value as determined by the Parties, by Level Up! without prior written approval from Gravity except as otherwise specified in by Article 7.5.
13.4	Upon the effective date of such termination, all rights granted to Level Up! hereunder shall immediately cease and shall revert to Gravity, and Level Up! shall immediately cease servicing of the Game and return to Gravity any and all software, technical documents and other materials or information provided by Gravity to Level Up! under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Level Up! shall provide and deliver to Gravity any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Gravity.
13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.
Article 14
Force Majeure
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of the Republic of Korea or agencies thereof, which restrict the ability of Level Up! to remit payments to Gravity under this agreement, or failure of the government of the Republic of Korea or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
Article 15
General Provisions
15.1	The Parties may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of the other Party.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Level Up! shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If to Gravity Co., Ltd.
Attention: Mr. Charles Baik
825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea
Tel:+82-2-2019-6000
Fax: +82-2-2019-6064
If to Level Up! Interactive S.A.
Attention: Ms. Andrea Bedricovetchi
Rua Geraldo Flausino Gomes, no.78, 11th floor, cj. 113 and 114, Brooklin,
04575-060, in the city of Sao Paulo, State of Sao Paulo
Tel: +55-11 5105-5826
Fax: +55-11 5105-5835
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Gravity and Level Up! that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.

15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of the Republic of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.
IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co., Ltd.
By:
	Name:	II Young, Ryu
	Title:	Chairman & CEO
Date:

Level Up! Interactive S.A.		Level Up! Interactive S.A.

By:		By:
	Name: Andrea Bedricovetchi		Name: Andréa Finardi Lançoni
	Title: Superintendent Director		Title: Financial Director
	Date:		Date: